Exhibit 12.1

ITLA Capital Corporation
Ratio of Earnings to Fixed Charges
	For the year ended December 31,					For the nine months ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Ratio of Earnings to Fixed Charges
Including Interest on Customer Deposits	1.49x	1.49x	1.57x	1.43x	1.44x	1.41x	1.78x
Ratio of Earnings to Fixed Charges
Excluding Interest on Customer Deposits	7.81x	8.54x	14.68x	3.28x	3.12x	3.03x	3.81x
Fixed charges
Interest expense on deposits	$40,206	$48,053	$46,452	$55,968	$52,864	$42,161	$22,203
Interest expense on borrowings	3,104	3,334	2,008	1,773	4,790	3,219	4,310
Interest expense on CMO's	-	-	-	10,901	6,209	5,394	1,852
Minority interest in income of sub	-	-	-	478	2,967	2,169	2,411

Fixed charges including interest expense on deposits	$43,310	$51,387	$48,460	$69,120	$66,830	$52,943	$30,776
Less: Interest expense on deposits	40,206	48,053	46,452	55,968	52,864	42,161	22,203

Fixed charges excluding interest expense on deposits	$ 3,104	$ 3,334	$ 2,008	$13,152	$13,966	$10,782	$ 8,573
Net income before income taxes	$21,132	$25,127	$27,475	$30,019	$29,544	$21,870	$24,122
Add: Fixed charges	43,310	51,387	48,460	69,120	66,830	52,943	30,776

Earnings including interest expense on deposits	$64,442	$76,514	$75,935	$99,139	$96,374	$74,813	$54,898
Less: Interest expense on deposits	40,206	48,053	46,452	55,968	52,864	42,161	22,203

Earnings excluding interest expense on deposits	$24,236	$28,461	$29,483	$43,171	$43,510	$32,652	$32,695